EXHIBIT 12

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 3, 2005	July 4, 2004
Earnings:

Income before income taxes	$338,966	$303,905

Add (deduct):

Interest on indebtedness	40,839	31,243
Portion of rents representative of the
interest factor (a)	4,003	4,614
Amortization of debt expense	223	223
Amortization of capitalized interest	1,570	1,813

Earnings as adjusted	$385,601	$341,798

Fixed Charges:

Interest on indebtedness	$40,839	$31,243
Portion of rents representative of the
interest factor (a)	4,003	4,614
Amortization of debt expense	223	223
Capitalized interest	--	2,400

Total fixed charges	$45,065	$38,480

Ratio of earnings to fixed charges	8.56	8.88

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.